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09057517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALADDIN CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SIX LANDMARK SQUARE
(No. and Street)

STAMFORD (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AMIN ALADIN 203-487-6713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

150 JFK PARKWAY (Address) SHORT HILLS (City) (State) 07078 (Zip Code)

SEC
Mail Processing
Section

FEB 25 2009

Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amin Aladin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALADDIN CAPITAL LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- NONE -

Amin Khan
Signature

President and CEO
Title

State of Connecticut
County of Fairfield

Melissa M ...
~~Notary Public~~ Commissioner of Superior Court

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALADDIN CAPITAL LLC

Financial Statements and
Supplemental Information

December 31, 2008

(With Independent Auditors' Report Thereon)

ALADDIN CAPITAL LLC

Table of Contents

KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Management
Member of Aladdin Capital LLC:

We have audited the accompanying statement of financial condition of Aladdin Capital LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aladdin Capital LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 24, 2009

ALADDIN CAPITAL LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	290,137
Deposit with clearing broker		505,988
Other assets		9,298
Total assets	$	805,423

Liabilities and Member's Capital

Liabilities:		
Accounts payable and accrued expenses	$	81,412
Payable to affiliates, net		101,432
Total liabilities		182,844
Member's capital		622,579
Total liabilities and member's capital	$	805,423

See accompanying notes to financial statements.

ALADDIN CAPITAL LLC

Statement of Operations

Year ended December 31, 2008

Revenues:		
Net gains on principal transactions	$	302,344
Interest income		16,659
Total revenues		319,003
Expenses:		
Compensation and benefits		458,503
Professional fees		213,120
Office expenses		76,522
Regulatory fees and licenses		13,599
Total expenses		761,744
Net loss	$	(442,741)

See accompanying notes to financial statements.

ALADDIN CAPITAL LLC

Statement of Changes in Member's Capital

Year ended December 31, 2008

Balance at January 1, 2008	$	1,065,320
Net loss		(442,741)
Balance at December 31, 2008	$	622,579

See accompanying notes to financial statements.

ALADDIN CAPITAL LLC

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(442,741)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Deposit with clearing broker		553,480
Other assets		(6,052)
Increase in:		
Accounts payable and accrued expenses		4,721
Payables to affiliates, net		101,432
Net cash provided by operating activities		210,840
Increase in cash and cash equivalents		210,840
Cash and cash equivalents at January 1, 2008		79,297
Cash and cash equivalents at December 31, 2008	$	290,137

See accompanying notes to financial statements.

(1) Organization

Aladdin Capital LLC (the Company) was organized as a Delaware Limited Liability Company on November 5, 1999 and is a wholly owned subsidiary of Aladdin Capital Holdings, LLC (the Parent). The Company is primarily engaged in the trading of government and corporate debt securities for its own behalf from its offices in Stamford, Connecticut. The Company also enters into securities transactions as agent for entities affiliated with, or related to, the Parent, and may enter into securities transactions as agent for unaffiliated institutional customers and entities. The Company may also act as a placement agent of private equity or debt securities. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

The Company operates on a fully disclosed basis through a clearing broker.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent; however, actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include cash and money market bank accounts maintained at major U.S. banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

(c) Securities Transactions

Proprietary and customers' securities transactions, including gains on principal transactions, and brokerage and clearing costs are recorded on a trade date basis.

(d) Revenues

Revenues are recognized as earned. Placement fees are recorded at the closing of the respective transactions. Interest income is earned on cash and cash equivalents and the deposits with the clearing broker.

(e) Expenses

Expenses are recorded on the accrual basis of accounting.

(3) Deposit with Broker

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker, Citigroup Global Markets, Inc., to maintain a collateral account during the term of the agreement to secure its obligations under the agreement. Accordingly, the Company has $505,988 on deposit with its clearing broker, of which $500,000 is restricted and is intended to cover losses the clearing broker may incur as a result of clearing securities transactions.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008 and for the year then ended, the Company has recorded no liabilities nor paid expenses with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

(4) Income Taxes

For U.S. income tax purposes, the Company is treated as a disregarded entity. The Company's Parent, who is also the Company's sole member, is a Limited Liability Company treated as a partnership. As such, the Company's sole member, Aladdin Capital Holdings LLC, includes all of the Company's taxable income or loss on its federal and state income tax returns. As a result, no provision for federal or state income taxes has been made.

Financial Accounting Standards Board (FASB) Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" (FIN 48) is effective for fiscal years beginning after December 15, 2008, and accordingly has not been adopted by the Company as of December 31, 2008. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not anticipate that the adoption of FIN 48 will have a material impact on the financial statements.

(Continued)

(5) Related Party Transactions

The Company shares office facilities and related services with its Parent and other affiliated entities. Under a service agreement between the Company and its Parent, the Company is required to pay the Parent a monthly fee for insurance, use of office space, personnel, utilities and general office supplies. For the year ended December 31, 2008, the amount charged by the Parent to the Company was $505,039. These amounts are reflected in the relevant expense categories noted below and in the statement of operations.

Compensation	$	458,503
Rent		27,780
Office supplies		14,316
Insurance		4,440
	$	505,039

Payables to affiliates represent net amounts borrowed by the Parent, amounts due to the Parent under the service agreement, as well as net amounts received by the Company which are due to affiliates.

Some of the Company's directors and officers also serve as directors, officers and employees of the Parent and its affiliates.

The Company has an operating loss of $442,741 for the year ended December 31, 2008. The operating loss is primarily as a result of the Company entering into new business initiatives. The Company's parent, Aladdin Capital Holdings, LLC, has agreed to provide the funds necessary to ensure that the Company meets its obligations throughout 2009.

(6) Concentration of Risks

The Company is engaged in various trading and brokerage activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

Substantially all of the Company's net gains on principal transaction in securities for the year were generated from proprietary trading in corporate debt securities and asset backed securities.

(7) Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Therefore, the Company has not accrued any liability in connection with such indemnifications.

(Continued)

(8) Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments,* approximates the carrying amounts presented in the statement of financial condition.

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. At December 31, 2008, the Company had net capital of $588,775, which exceeded required net capital of $100,000 by $488,775. The Company's ratio of aggregate indebtedness to net capital was 0.352 to 1.

(10) Professional Fees

Professional fees include audit fees, regulatory fees, consultant fees and legal fees.

(11) Purchase of Securities Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (i.e., reverse purchase agreements) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral or return collateral pledged when appropriate. If the counterparty defaults and the value of the collateral declines or if bankruptcy proceedings commenced with respect to the counterparty, realization of the collateral by the Company may be delayed or limited. There were no reverse purchase agreements open at December 31, 2008.

(12) Subsequent Events

In January 2009, the Parent of the Company made a capital contribution of $900,000. The Company utilized these funds to open a new clearing account and a trading account with Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

SUPPLEMENTAL INFORMATION

Schedule I

ALADDIN CAPITAL LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2008

Computation of net capital:		
Member's capital	$	622,579
Deductions and/or charges:		
Nonallowable assets:		
Other assets		9,298
Receivable from affiliates		24,506
Total deductions and/or charges		33,804
Net capital	$	588,775
Aggregate indebtedness:		
Items included in the balance sheet:		
Accounts payable and accrued expenses		81,412
Payable to affiliates		125,938
Total aggregate indebtedness	$	207,350
Computation of basic net capital requirement:		
1. Minimum net capital required (6 2/3 percent of aggregate indebtedness)	$	13,823
2. Minimum net capital of broker-dealer		100,000
Net capital requirement (greater of 1 or 2)	$	100,000
Excess net capital		488,775
Percentage of aggregate indebtedness to net capital		35.22%

Statement pursuant to paragraph (d)(1) of SEC Rule 17a-5:

There are no material differences between the computation of net capital above and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS Report as of December 31, 2008.

See accompanying independent auditors' report.

ALADDIN CAPITAL LLC

Statement Regarding Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See accompanying independent auditors' report.

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report on Internal Control

The Management of the Member of Aladdin Capital LLC:

In planning and performing our audit of the financial statements of Aladdin Capital LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2009